March 30, 2012

Via EDGAR and FedEx

Mr. Terence O’Brien
Account Branch Chief
Division of Corporation Finance
U.S. Security and Exchange Commission
100 F Street, NE, Mail Stop 4631
Washington, DC 20549

RE:     Integrated Electrical Services, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed December 20, 2011
File No.  001-13783

Dear Mr. O’Brien:

We are responding to your comment letter to Integrated Electrical Services, Inc. (the “Company”) dated March 16, 2012, related to the Form 10-K for the fiscal year ended September 30, 2011 by providing the requested disclosure in our Form 10-K/A and in this response with respect to each of the items listed below:

1.	Management Discussion and Analysis of Financial Condition and Resulting Operations.

●
Provide more detail of the underlying reasons for the increase in data center projects.  Explain what you mean by “national account activity” and how it has resulted in more business. Quantify the amounts.

Response: Please see the revised revenue disclosure in Management Discussion and Analysis (MD&A), Year Ended September 30, 2011 Compared to Year Ended September 30, 2010.

●
You do not appear to discuss the eastern region elsewhere in the filing. Please provide an overall discussion of regions in this segment, as appropriate, and explain the significance of your eastern region and the underlying reasons for the decrease in eastern region revenues. Explain the reasons for the decrease in gross profit in the eastern region, including discussion of underlying causes of lower margins on contracts, discussion of changes in the types of contracts, changes in margins on existing contracts or other appropriate analysis.

Response:  After reviewing the disclosure in response to your comment, we have concluded that the disclosure did not describe that aspect of our business as we had intended.   We intended to discuss a failing facility as opposed to a region.  In fact, we do not manage our business by regions and have changed and expanded the disclosure to refer to the Baltimore facility.  Please see the revised revenue disclosure in MD&A, Year Ended September 30, 2011 Compared to Year Ended September 30, 2010.  In addition, please see the revised profit disclosure in MD&A, Year Ended September 30, 2011 Compared to Year Ended September 30, 2010.

●
Clarify the reasons for the apparent $3.1 million increase in revenues in the Residential segment, excluding the effects of the sale of the facility in February 2011. Quantify and explain the underlying reasons behind both the increase in multi-family revenues and decrease in single-family revenues.

Response:  Please see the revised revenue disclosure in MD&A, Year Ended September 30, 2011 Compared to Year Ended September 30, 2010 and the revised revenue disclosure in MD&A, Year Ended September 30, 2010 Compared to Year Ended September 30, 2009.

●	Explain the underlying reasons and quantify the impact of the components of the increase in revenue in your Commercial and Industrial segment. Address offsetting impacts separately.

Response:  Please see the revised revenue disclosure in MD&A, Year Ended September 30, 2011 Compared to Year Ended September 30, 2010 and the revised revenue disclosure in MD&A, Year Ended September 30, 2010 Compared to Year Ended September 30, 2009.

●
Explain how commodity prices contributed to the decline in Residential’s gross margin. Provide a robust discussion and analysis of changes in commodity prices during the periods, as well as trends expected to impact future operations.

Response:   Please see the revised gross profit disclosure in MD&A, Year Ended September 30, 2011 Compared to Year Ended September 30, 2010 and the gross profit discussion in MD&A, Year Ended September 30, 2010 Compared to Year Ended September 30, 2009.

●	Quantify and discuss the underlying reasons behind the lower margin construction projects and other factors contributing to the drop in Commercial & Industrial’s gross profit.

Response:  Please see the revised gross profit disclosure in MD&A, Year Ended September 30, 2011 Compared to Year Ended September 30, 2010 and the gross profit discussion in MD&A, Year Ended September 30, 2010 Compared to Year Ended September 30, 2009.

●
Commercial and Industrial revenues dropped 38% from 2009 to 2010. Your current disclosure provides a brief explanation and does not quantify and analyze specific underlying factors for this significant change.

Response: Please see the revised revenue disclosure in MD&A, Year Ended September 30, 2010 Compared to Year Ended September 30, 2009.

2.
In your forthcoming amendment, please expand your discussion of your restructuring plans to comply with SAB Topic 5.P.4., including quantification and analysis of the expected effects on future earnings and cash flows from the anticipated cost savings, as well as offsetting reductions in revenues or increases in other expenses. Expand Note 4 to the financial statements to include the disclosure by reportable segment required by paragraph 50-1(d) of ASC 420-10-50.

Response:  We have consolidated our discussion of the 2011 restructuring Plan into a MD&A discussion section.  We believe that this consolidation provides clarity within MD&A.  We have expanded our discussion with consideration give to future cash flows and earnings impact.  Please see the additional restructuring charge disclosure in MD&A, Year Ended September 30, 2011 Compared to Year Ended September 30, 2010.

In addition, we have expanded Note 4 of the financial statements to include the disclosure by reportable segment.  Please see amended Note 4 of the financial statements.

3.
We note that you concluded that your Internal Controls over Financial Reporting was not effective during the year ended September 30, 2011. Please tell us how you concluded that your disclosure controls procedures were effective for the same period.

Response: We have concluded that our disclosure controls and procedures were not effective as of September 30, 2011. Please see Item 9A of our Form 10-K/A.

In addition to the requested disclosure in your comment letter dated March 16, 2011, we have made additional disclosure.  We believe the additional disclosures will enhance the readers understanding of the financial condition and the results of operations of the Company.

As requested in your letter of March 16, 2012, the Company acknowledges the following:

●	the company is responsible for the adequacy and the accuracy of the disclosure in the filing

●	staff comments or changes to disclosure response to staff comments do not foreclose the Commission for taking action with respect to the filing; and

●	the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under federal security laws of the United States.

If you have any questions or comments please do not hesitate to contact me at (713) 860-8162.

Sincerely,

/s/ Robert W. Lewey

Robert W. Lewey
Senior Vice President and Chief Financial Officer.
Integrated Electrical Services, Inc.